Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021
(Unaudited)
(Expressed in Canadian dollars)

Exro Technologies Inc. Condensed Consolidated Interim Statements of Financial Position (Expressed in Canadian dollars - Unaudited)

As at	Note	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$33,503,667	$48,298,894
Amounts receivable		124,219	159,268
Prepaid expense		487,356	361,063
		34,115,242	48,819,225
Deposits		—	7,500
Investments	4	9,269,377	—
Property, plant and equipment	5	3,966,086	1,347,856
TOTAL ASSETS		$47,350,705	$50,174,581
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities		$1,244,958	$1,780,726
Lease liability - current portion	6	137,561	112,235
		1,382,519	1,892,961
Long-term debt	7	46,846	25,719
Lease liability - long-term portion	6	203,053	250,158
TOTAL LIABILITIES		$1,632,418	$2,168,838
SHAREHOLDERS' EQUITY
Share capital	8	81,831,037	78,011,435
Contributed surplus	8	10,555,671	6,232,026
Deficit		(46,657,082)	(36,237,718)
Accumulated other comprehensive loss		(11,339)	—
TOTAL SHAREHOLDERS' EQUITY		$45,718,287	$48,005,743
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$47,350,705	$50,174,581
These condensed consolidated Interim financial statements were authorized for issue by the Board of Directors on August 10, 2021. They are signed on the Company's behalf by:

“Mark Godsy”	,	“Jill Bodkin”	,
Director		Director
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Exro Technologies Inc. Condensed Consolidated Interim Statements of Comprehensive Loss (Expressed in Canadian dollars – Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2021	2020	2021	2020
EXPENSES
Selling, general and administration		$1,008,925	$735,644	$1,928,897	$1,181,044
Payroll and consulting fees		1,495,974	872,028	2,721,804	1,590,605
Research and development	11	1,322,025	300,130	3,023,177	476,012
Amortization expense	5	122,761	33,644	210,776	59,020
Share-based payments	8	2,676,106	176,630	5,027,511	321,313
Interest expense (income)		(142,988)	(1,335)	(20,577)	1,144
TOTAL EXPENSES		$(6,482,803)	$(2,116,741)	$(12,891,588)	$(3,629,138)
Gain on investment	4	3,058,977	—	3,058,977	—
Foreign exchange gain (loss)		(319,018)	(3,971)	(586,753)	(16,756)
Loss on disposition of subsidiary		—	(125,557)	—	(125,557)
NET LOSS AND COMPREHENSIVE LOSS		$(3,742,844)	$(2,246,269)	$(10,419,364)	$(3,771,451)
Loss per share - basic and diluted		$(0.03)	$(0.03)	$(0.09)	$(0.05)
Weighted average number of common shares outstanding		120,263,248	83,002,396	119,564,250	79,659,145
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Exro Technologies Inc. Condensed Consolidated Interim Statements of Shareholders' Equity (Expressed in Canadian dollars - Unaudited)

	Note	Number of outstanding shares	Share capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders' equity
Balance, December 31, 2020		117,445,808	$78,011,435	$6,232,026	$(36,237,718)	$—	$48,005,743
Financing, net of issuance cost		—	25,000	—	—	—	25,000
Shares issued on exercise of options		1,933,083	1,660,218	(713,575)	—	—	946,643
Shares issued on exercise of warrants		1,039,765	2,134,384	(736,385)	—	—	1,397,999
Share-based payments	8, 11	—	—	5,773,605	—	—	5,773,605
Net loss		—	—	—	(10,419,364)	—	(10,419,364)
Other comprehensive loss		—	—	—	—	(11,339)	(11,339)
Balance, June 30, 2021		120,418,656	$81,831,037	$10,555,671	$(46,657,082)	$(11,339)	$45,718,287

Balance, December 31, 2019		69,876,744	$24,048,395	$1,793,846	$(25,268,264)	$—	$573,977
Private placement, net of issuance cost		12,572,045	3,946,893	174,359			4,121,252
Shares issued on exercise of options		959,940	471,421	(120,631)	—	—	350,790
Shares issued on exercise of warrants		427,500	202,019	(74,519)	—	—	127,500
Share-based payments	8, 11	—	—	321,313	—	—	321,313
Net loss		—	—	—	(3,771,451)	—	(3,771,451)
Balance, June 30, 2020		83,836,229	$28,668,728	$2,094,368	$(29,039,715)	$—	$1,723,381
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Exro Technologies Inc. Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian dollars - Unaudited)

	For the six months ended
For the six months ended	Note	June 30, 2021	June 30, 2020
OPERATING ACTIVITIES
Net loss for the period		$(10,419,364)	$(3,771,451)
Items not involving cash:
Amortization	5	210,776	59,020
Share-based payments	8, 11	5,773,605	321,313
Unrealized gain on investments	4	(3,058,977)	—
Unrealized foreign exchange loss		173,250	125,557
		(7,320,710)	(3,265,561)
Net changes in non-cash working capital items:
Amounts receivable		35,049	(37,662)
Prepaid expenses		(126,293)	(133,180)
Accounts payable and accrued liabilities		(535,768)	263,884
Deposits		7,500	4,011
Cash used in operating activities		$(7,940,222)	$(3,168,508)
INVESTING ACTIVITIES
Net cash on disposal of subsidiary		—	(39,195)
Purchase of equipment	5	(2,785,532)	(47,709)
Purchase of investments	4	(6,358,650)	—
Cash used in investing activities		$(9,144,182)	$(86,904)
FINANCING ACTIVITIES
Proceeds from financings		—	4,476,703
Share issue cost		—	(355,451)
Proceeds from exercise of options		946,643	127,500
Proceeds from exercise of warrants		1,397,999	350,790
Proceeds from long term debt	7	20,000	40,000
Principal repayments of lease liability	6	(64,126)	(50,359)
Cash provided by financing activities		$2,300,516	$4,589,183
Impact of foreign currency translation		(11,339)	—
Change in cash		(14,795,227)	1,333,771
Cash, beginning of the period		48,298,894	496,636
Cash, end of the period		$33,503,667	$1,830,407
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Exro Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements (Expressed in Canadian dollars - Unaudited)

1.NATURE OF OPERATIONS
Exro Technologies Inc. (“Exro” or the “Company”) is incorporated under the British Columbia Business Corporations Act. The Company’s head office is located at 12-21 Highfield Circle S.E., Calgary, Alberta, T2G 5N6. The Company is working towards commercializing its patented coil driver technology and propriety system architecture for power electronics, as well as the battery control system technology as stationary energy storage.
The Company’s shares were listed on the TSX Venture Exchange (“TSX-V”) and traded under the symbol “EXRO.” On July 8, 2021, the Company’s shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “EXRO”.
2.BASIS OF PRESENTATION
(a)Statement of compliance
These condensed consolidated Interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.” They do not include all of the information required for full annual financial statements and should be read in conjunction with the Company's audited annual financial statements of Exro for the fiscal year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual financial statements of Exro for the year ended December 31, 2020.
These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries, DPM Technologies Inc. and Exro Technologies USA, Inc. All inter-company balances and transactions have been eliminated on consolidation.
(b)Basis of preparation
These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value.
The Company controls an investee if the Company has power over the investee; exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in loss and comprehensive loss from the date that the Company gains control until the date that the Company ceases to control the subsidiary.
(c)Functional and presentation currency
These condensed consolidated Interim financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.
3.SIGNIFICANT ACCOUNTING POLICIES
(a)Significant accounting policies
These consolidated condensed interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s audited annual financial statements for the fiscal year ended December 31, 2020, except as described below.
(b)Financial instruments
All financial instruments are recorded at fair value on initial recognition.
Financial assets and liabilities
All financial assets are initially recorded at fair value plus directly attributable transaction costs. Non-equity instruments are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The subsequent measurement of such financial assets and liabilities are carried at fair value, with changes recognized in the Consolidated Statements of Comprehensive Loss.
Financial assets and liabilities classified as amortized cost are subsequently carried at amortized cost using the effective interest rate method. The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial assets and liabilities, or, where appropriate, a shorter period. Gains and losses are recognized in the Consolidated Statements of Comprehensive Income when the assets are de-recognized or impaired.

Exro Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements (Expressed in Canadian dollars - Unaudited)
Financial assets are assessed for impairment at each reporting date to determine whether there is any objective evidence that they are impaired, which would indicate one or more events have had a negative effect on the estimated future cash flows of the asset and will not be realized. For loans and receivables, the amount of impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. If there is impairment, the carrying amount of the financial asset is reduced by the impairment loss. The loss is recognized in the Consolidated Statements of Comprehensive Income.
(c)Government assistance
Government assistance is recognized when there is reasonable assurance that the assistance will be received, and all related conditions are complied with. Government assistance received in respect of expenditures are credited to income, netted against the expense to which they relate. Government assistance in respect of long-term debts is credited to the carrying amount of the related liabilities and carried at amortized cost using the effective interest rate method.
(d)Assets under construction
Depreciation of assets under construction commences when the assets are ready and being utilized for their intended use. The assets’ residual values and useful lives are reviewed, and adjusted as appropriate, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by adjusting the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.
4.INVESTMENTS
On February 9, 2021, the Company announced an extended strategic collaboration agreement with SEA Electric Holdings Pty Ltd. (“SEA Electric”). As part of the agreement, Exro invested US $5,000,000 in SEA Electric by subscribing for 124,380 Series A Preferred Shares at a price of US$40.1995 per share. The shares are convertible into common shares of SEA at the option of Exro and automatically convert to common shares under certain conditions, including SEA completing a going public transaction.
As at June 30, 2021 the fair value of the Company’s investment in SEA Electric was estimated at US $7,462,800, based on the transaction price of common shares issued during the period. The resulting gain on investment of $3,058,977 (US $2,462,800) is included in the condensed consolidated statement of comprehensive loss.
5.PROPERTY, PLANT AND EQUIPMENT

	Right- of- use asset	Research and development equipment	Furniture and office equipment	Assets under construction	Total
Cost
Balance, December 31, 2020	$493,042	$741,778	$376,716	$—	$1,611,536
Additions	42,347	84,390	650,466	2,050,676	2,827,879
Dispositions	(57,737)	—	—	—	(57,737)
Balance, June 30, 2021	$477,652	$826,168	$1,027,182	$2,050,676	$4,381,678

Accumulated amortization
Balance, December 31, 2020	$139,922	$92,193	$31,565	$—	$263,680
Amortization for the period	71,777	50,520	87,352	—	209,649
Dispositions	(57,737)				(57,737)
Balance, June 30, 2021	$153,962	$142,713	$118,917	$—	$415,592
Carrying amounts
At December 31, 2020	$353,120	$649,585	$345,151	$—	$1,347,856
At June 30, 2021	$323,690	$683,455	$908,265	$2,050,676	$3,966,086
The Company’s right of use assets relates to lease of office space, and a testing facility.

Exro Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements (Expressed in Canadian dollars - Unaudited)
6.LEASE LIABILITIES

December 31, 2020	$362,393
Additions	42,347
Deduct:
Lease payments	(78,467)
Add:
Interest	14,341
June 30, 2021	$340,614
Which consists of
Current portion of lease liability	137,561
Long-term portion of lease liability	203,053
$340,614
On March 16, 2021, the Company entered a ten-year lease commencing on August 1, 2021 for 36,966 square feet manufacturing facility and office area in Calgary AB Canada. Pursuant to this new lease agreement, the Company is obligated to pay basic monthly rent of $49,288 for the first 5 year-term plus operating costs and $50,828 for the following five-year term ending July 31,2031 plus operating costs. The lease provides for eight months of free rent commencing August 1, 2021 to March 31, 2022 on 100% of the building and an additional 12 months of rent on 25% of the building commencing April 1, 2022 till March 31, 2023.
On July 6, 2021 the Company entered a 65-month lease commencing on October 15, 2021 for a 15,000 square feet facility in Mesa, Arizona, United States.
7.LONG TERM DEBT AND GOVERNMENT ASSISTANCE
On April 30, 2020, The Company received the $40,000 Canada Emergency Business Account (“CEBA”) which is an interest-free loan to cover operating costs. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $10,000. On issuance the Company recognized the loan at its estimated fair value of $24,425 with the difference of $15,575 recorded as other income
On April 23, 2021, The Company received an additional $20,000 CEBA. Repaying the amount balance of the loan on before January 1, 2023 will result in loan forgiveness of $10,000.
8.SHARE CAPITAL
(a)Authorized common shares
There are an unlimited number of common shares without par value authorized for issue.
(b)Preferred shares
As of July 9, 2021, an unlimited number preferred shares were authorized for issue.
(c)Issued and outstanding
At June 30, 2021 the company had 120,418,656 common shares issued and outstanding (December 31, 2020 – 117,445,808)
During the six months ended June 30, 2021, the Company issued:
•1,933,082 shares on exercise of options for total proceeds of $946,643
•1,039,765 shares on exercise of warrants for total proceeds of $1,397,999
(d)Stock options
The Company’s incentive stock option plan (the “Option Plan”) provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers, employees and consultants to the Company, non-transferable options to purchase common shares. The Option Plan is a 20% fixed plan.
Under the Option Plan, the maximum number of common shares that may be optioned in favor of any single individual will not exceed 5% of the issued and outstanding common shares at the date of grant. The maximum number of common shares that may be optioned in favor of directors and senior officers under the Option Plan is 10% of the issued and outstanding common shares at the date of grant.
During the six months ended June 30, 2021 and 2020, the Company recorded share-based payments of $5,773,605 and $321,313, respectively. The expense recognized during these periods is a result of the amortization of unvested options granted in the

Exro Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements (Expressed in Canadian dollars - Unaudited)
reported period as well as in prior periods. The fair values of share options granted were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Six months ended June 30,	2021	2020
Risk-free rate	0.80%	0.78%
Estimated annualized volatility	112.89%	101.03%
Expected life	5 years	4.98 years
Expected dividend yield	—	—
Exercise price	$4.34	$0.38
Share price	$4.34	$0.26
Fair Value	$3.47	$0.25
Stock option transactions and the number of stock options outstanding are summarized below:

	Number	Weighted Average Exercise Price
Balance, December 31, 2020	10,697,167	$1.08
Granted	2,240,000	$4.34
Exercised	(1,933,082)	$2.04
Forfeited	(17,000)	$0.25
Balance, June 30, 2021	10,987,085	$1.58

Date of Expiry	Exercise Price	Number of Options Outstanding	Number of Options Exercisable
August 22, 2022	$0.20	1,400,000	1,400,000
October 26, 2022	$0.28	200,000	200,000
November 8, 2023	$0.41	400,000	400,000
September 13, 2024	$0.25	2,100,000	766,666
March 9, 2025	$0.38	528,335	316,666
August 31, 2025	$1.00	1,650,750	539,412
October 13, 2025	$3.15	2,468,000	822,662
January 13, 2026	$3.93	645,000	—
April 6, 2026	$4.77	1,100,000	25,000
June 28, 2026	$3.93	495,000	—
Total		10,987,085	4,470,406
As at June 30, 2021, the weighted average remaining life for outstanding options was 3.6 years.
Subsequent to June 30, 2021, the Company 148,500 options were exercised into common shares of the Company for gross proceeds of $467,775.
(e)Warrants
During the six months ended June 30, 2021 and 2020, the Company recorded share-based payments of $nil and $174,359 respectively related to nil (2020 – 828,463) warrants issued for services. In addition, the fair values of broker and compensation

Exro Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements (Expressed in Canadian dollars - Unaudited)
warrants granted during the six months ended June 30, 2021 and 2020 are estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Six months ended June 30,	2021	2020
Risk-free rate	N/A	1.37%
Estimated annualized volatility	N/A	96.57%
Expected life	N/A	1 year
Expected dividend yield	N/A	—
Exercise price	N/A	$0.42
Fair Value	N/A	$0.21
Warrant transactions and the number of warrants outstanding are summarized below:

Warrant transactions and the number of warrants outstanding are summarized below:	Number	Weighted Average Exercise Price
Balance, December 31, 2020	2,900,326	$1.53
Exercised	(1,039,765)	$1.34
Balance, June 30, 2021	1,860,561	$1.63

Date of Expiry	Exercise Price	June 30, 2021	December 31, 2020
June 24, 2024	$0.30	—	210,000
February 14, 2021	$0.42	—	7,655
July 10, 2022	$0.70	21,960	42,920
July 10, 2022	$0.90	1,252,751	1,800,251
December 14, 2022	$3.25	585,850	839,500
Total		1,860,561	2,900,326
9.FINANCIAL INSTRUMENTS
(a)Fair value
At June 30, 2021 and December 31, 2020, the carrying values of amounts receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to the relatively short period to maturity of those financial instruments. The Company measures its cash and investments at fair value.
The Company uses a fair value hierarchy to reflect the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are as follows:
Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:    Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3:    Inputs that are not based on observable market data.
The fair value of cash has been determined using Level 1 inputs. The fair value of the investments in private companies moved from a level 3 instrument to a level 2 instrument based on the common share transactions of the underlying company with third parties during the period.
(b)Financial risk management
The Company’s activities potentially expose it to a variety of financial risks, including credit risk, liquidity risk, and market risk.
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. As at June 30, 2021, the Company’s exposure to credit risk is the carrying value of cash. The Company reduces its credit risk by holding its cash and cash equivalents with major Canadian and US financial institutions.

Exro Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements (Expressed in Canadian dollars - Unaudited)
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. To secure the additional capital necessary to pursue its plans, the Company intends to raise additional funds through equity or debt financing.
At June 30, 2021 the Company had cash of $33,503,667, amounts receivable of $124,219, and accounts payable and accrued liabilities of $1,244,958. All accounts payable and accrued liabilities are due within 90 days.
Market risk
Market risk consists of currency risk, interest rate risk and other price risk. These are discussed further below.
Foreign exchange risk
Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets and financial liabilities denoted in US dollars and is therefore exposed to exchange rate fluctuations. At June 30, 2021, the Company had the equivalent of Can $25,116,044 in net financial assets denominated in US dollars.
Interest rate risk
Interest rate risk consists of two components:
i.)the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.
ii.)To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.
Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity.
Other price risk
Other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company has investments in Series A Preferred Shares of SEA Electric and is therefore exposed to other price risk.
10.CAPITAL DISCLOSURES
The Company’s objectives when managing capital are to ensure its ability to continue as a going concern in order to pursue the acquisition and development technology. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.
The Company is largely dependent upon external financings to fund activities. In order to carry out planned development and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.
There were no changes to the Company’s approach to capital management during the six months ended June 30, 2021. The Company is not subject to externally imposed capital restrictions.
11.RESEARCH AND DEVELOPMENT
The following table summarizes the Company’s components of research and development expenses:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Research and development	$384,004	$300,130	$1,431,598	$476,012
Payroll and consulting fees	508,636	—	845,485	—
Share-based payments	429,385	—	746,094	—
	$1,322,025	$300,130	$3,023,177	$476,012